Free Writing Prospectus	Filed Pursuant to Rule 433 Registration Statement No. 333-191801 April 24, 2014

April 24, 2014

Dear Shareholder,

We are pleased to report earnings for Prime Meridian Holding Company (the “Company”) for the quarter ended March 31, 2014. As of March 31, 2014, total assets have grown to $214.5 million, a 3.9% increase from December 31, 2013.

Net income for the quarter ended March 31, 2014 was $256,000, down $38,000 from the same period a year ago. This decrease was driven primarily by a $229,000 gain on sale of loans that was realized in the first quarter of 2013, compared to a $28,000 gain on sale of loans recorded in the first quarter of 2014. While loan sales are generally not a significant source of income for the Company, a unique opportunity presented itself during the first quarter of 2013 that resulted in higher than normal income from this category.

The decrease in gain on sale of loans was partially offset, however, by a 20.6%, or $280,000, increase in loan interest income and an 11.8%, or $23,000, decrease in total interest expense when comparing the first quarter of 2014 to the same period a year ago.

For the quarter ended March 31, 2014, basic and diluted earnings per share were $0.17, with 1,534,868 weighted average shares outstanding. This compares to $0.20 basic and diluted earnings per share for the quarter ended March 31, 2013, with 1,496,621 weighted average shares outstanding. The Bank remains “well capitalized” with total capital of $19.2 million at March 31, 2014. As of March 31, 2014, the Company’s stock had a book value of $11.34 per share.

As of March 31, 2014, our condensed consolidated balance sheet was as follows:

ASSETS		LIABILITIES AND STOCKHOLDERS’ EQUITY
Cash & Investments	$81,525	Deposits	$187,472
Net Loans	126,137	Other Liabilities	7,871

Premises & Equipment	3,750	Total Liabilities	195,343
Other Assets	3,109

		Stockholders’ Equity	19,178

Total Assets	$214,521	Total Liabilities & Stockholders’ Equity	$214,521

The Company continues to make strides on a number of key initiatives:

•	The Company’s public offering of common stock (the “Offering”) continues in several states (most notably Florida and Georgia). Complete SEC filings and other pertinent shareholder information can be found online at our Investor Relations website: http://investors.primemeridianbank.com.

•	Prime Meridian Bank was recognized at the The Bulldog 100, an annual program which awards the 100 fastest growing businesses owned or operated by University of Georgia alumni.

•	The Company continues its support - through sponsorships and team participation - of many local charitable and business-minded organizations which align with the values of the Company.

To strengthen our position as a top lending institution, we have challenged other local and regional banks with an “Experienced Lending” advertising campaign, designed to leverage this competitive advantage. This marketing push continues to yield quality leads and an improved pipeline of new business as we head into the second quarter.

Although both national and local economies show some signs of improvement, we continue to maintain a cautious stance as we seek opportunities to expand market share and grow beyond our current geographic footprint.

None of the aforementioned achievements would be possible without the prudent guidance of our Board of Directors, the confidence of shareholders (both new and existing), and the operational excellence of our team.

We maintain a forward-leaning stance and are optimistic about the future of Prime Meridian Bank. We hope to see you at our Annual Shareholders’ Meeting which will take place on Wednesday, May 14th at 5:30pm at the Woman’s Club of Tallahassee.

Warm regards,

Sammie D. Dixon, Jr. CEO and President	Rick Weidner Chairman of the Board

Notice of our upcoming annual shareholders’ meeting was mailed to you Wednesday, April 16, 2014, along with our annual report and your proxy materials. In the event you are unable to join us, please remember to complete your proxy card and either mail it in the pre-addressed, postage-paid envelope or drop it off at either bank location.

This Shareholder Letter may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the Company’s current views with respect to, among other things, future events and financial performance. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “is confident that,” and similar expressions are intended to identify these forward-looking statements. Any forward-looking statements contained in this press release are based on the historical performance of the Company and its subsidiary or on the Company’s current plans, estimates and expectations. These forward-looking statements involve risk and uncertainty and a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. Factors that could have a material adverse effect on our operations and the operations of our subsidiary, Prime Meridian Bank, include, but are not limited to various risks, uncertainties, and assumptions relating to the Company’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. These factors should not be construed as exhaustive. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Information on these factors can be found in the Company’s Registration Statement on Form S-1, dated December 11, 2013, and other reports and statements the Company has filed with Securities and Exchange Commission which are available at the SEC’s website (www.sec.gov). We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.